™

August 29, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins
Megan Akst
Edwin Kim
Evan Jacobson

Re:	LinkedIn Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 19, 2013 File No. 001‑35168

Ladies and Gentlemen:

LinkedIn Corporation (“LinkedIn,” “we,” “our” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 22, 2013 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2012 (the “Form 10-K”). For your convenience, we have repeated your comments in the Comment Letter below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. We also make reference to the telephonic discussion with had with the Staff on August 8, 2013 (the “Conference Call”).

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 36

1.
You state in your response to prior comment 1 that a potential indicator that would signal a substitution to mobile from desktop would be if desktop page view growth materially deteriorated versus trends in other key metrics. Please clarify whether the number of page

Securities and Exchange Commission
August 29, 2013

views as disclosed on page 38 includes both desktop and mobile views. Also, tell us if you have the ability to separately track the number of page views from desktop versus mobile. If so, please supplementally provide us with the breakdown of this information for the last two fiscal years and the subsequent interim periods and include a discussion of any noted trends.
We respectfully advise the Staff that the number of page views disclosed on page 38 of our Form 10-K only includes desktop page views, and therefore excludes mobile page views. We have clarified in our most recent 10-Q filing that our number of page views and unique visitors excludes mobile. We disclose the number of desktop page views and desktop unique visitors based on data provided by comScore, a leading provider of digital marketing intelligence. Mobile engagement across the internet remains in its infancy, and clear industry standards do not yet exist for what constitutes a unit of mobile engagement. comScore currently does not include mobile page views or mobile unique visitors in its industry data given the difficult nature of consistently measuring mobile engagement activity.
We advise the Staff that while we internally track desktop and mobile metrics for both number of page views and unique visitors, we are still refining our methodology, processes and controls to separately track and consistently report member engagement activity in both desktop and mobile environments, and we continue to invest in developing a reliable system for tracking this data.
We expect that, subject to our ability to adequately refine our methodology, processes and controls, beginning with our Form 10-Q for the quarter ending March 31, 2014, we will disclose mobile unique visitors as a percentage of total unique visitors on a prospective basis. We believe mobile unique visitors is a more relevant metric to evaluate mobile engagement as compared to mobile page views for the following reasons:

•	There is no consistent industry standard on what constitutes a mobile page view, and as such, we regularly re-evaluate our internal measure of what constitutes a mobile page view.

•
We believe our industry increasingly supports the idea that measuring page views is not the best metric to track mobile engagement because a well-designed mobile app reduces the number of clicks and pages a user touches to create a high quality experience.

We will continue to monitor developments regarding mobile engagement trends and how it impacts our number of desktop page views. As noted in our previous response, we recognize there is a future risk that as mobile usage continues to increase, there is potential for mobile engagement to replace desktop page views, which could adversely impact our Marketing Solutions revenue if we are unable to monetize mobile usage effectively. We currently do not believe this has occurred, and in fact, comScore data for the second quarter of 2013 indicated

Securities and Exchange Commission
August 29, 2013

that desktop page views (excluding the impact of Slideshare) accelerated to 25% year-on-year growth from 18% in the previous quarter. This is despite our estimate (based on available internal data which is subject to refinement as noted above) that mobile engagement increased to 33% of our total number of unique visitors in the second quarter of 2013 versus 30% in the previous quarter. In addition, we believe our overall rate of growth is decelerating as our business grows to an increasingly larger base. Finally, we also have invested significant resources to better align our advertising business with the growth of content engagement on LinkedIn, of which mobile is a significant portion. In connection with this strategy, we recently launched Sponsored Updates, which we believe may mitigate risks related to mobile monetization.

2.	We note your response to prior comment 2, and the following:

•	In the first quarter of fiscal 2013, revenue from international markets represented 38% of total revenue, and as of January 9, 2013, 64% of your members were located outside the United States;

•
Management expects international revenue to increase on an absolute basis and as a percentage of revenue as you continue to focus on making your platform available in more languages and further developing your brand across various international geographies;

•	Management expects to continue to expend substantial financial and other resources on international expansion in an effort to increase your member base, engagement, and sales;

•
Management believes that the growth in the number of registered members is an important indicator of expected revenue growth and informs its decisions with respect to areas of your business that will require further investment to support expected future membership growth;

•
Management uses the numbers of unique visitors and page views as key indicators of growth in brand awareness and member engagement, and believes that they will be driven, in part, by your international expansion;

•
Management believes that the number of Corporate Solutions customers is a key indicator of market penetration and the productivity of your field sales organization; and In emerging markets, such as India, you price products at lower levels to better reflect the economic market differences.

Securities and Exchange Commission
August 29, 2013

These suggest that key metrics and revenues by product on a geographic basis are material to an understanding of your business. In addition, it is unclear how disclosing key metrics and product revenue by geography “could potentially mislead investors” if the quantitative disclosure is accompanied by qualitative disclosure that explains the staggered timeline you use to monetize specific regions and discusses the current development stage of each geographic region. Please address this in future filings.
In response to the Staff’s comment, we will begin disclosing certain of our key metrics by geographic region as follows:

•
Members. We expect that, subject to our ability to confirm that we have adequate methodology, processes and controls in place, beginning with our Form 10-Q for the quarter ending September 30, 2013, we will disclose members by geographic region on a prospective basis.

•
Revenue by product. We expect that, subject to our ability to confirm that we have adequate methodology, processes and controls in place, beginning with our Form 10-Q for the quarter ending March 31, 2014, we will disclose revenue by product in the United States and outside the United States on a prospective basis.

In regards to our other key metrics, we respectfully advise the Staff as follows:

•
Unique visitors and page views. We are unable to disclose the number of unique visitors and page views by geographic region as these are based on data provided by comScore, are not currently provided by comScore on a geographic basis and are not readily available from comScore.

•	LinkedIn Corporate Solutions customers. With respect to Corporate Solutions customers by geographic region, we do not manage the business to this metric.
Results of Operations, page 43

3.
In your response to comment 9 in your letter dated April 24, 2013, you indicated that the aggregate number of premium subscribers is not a meaningful metric for investors because of the broad range of products that you offer and their respective price points. Please explain further why an increase in the number of registered members with an expected proportionate increase in the number of premium subscribers as indicated in your current response to prior comment 3 is meaningful to understanding your Premium Subscriptions revenue considering the broad range of products and price points previously noted. In addition, to the extent that registered members are a key metric used to analyze and understand fluctuations in your Premium Subscriptions revenues, please explain further how this relationship is evident from your current disclosures where you state that the increase in your Premium Subscriptions

Securities and Exchange Commission
August 29, 2013

revenue is the result of an “increase in the number of premium subscribers due to increases in engagement, as evidenced by our key metrics.”
We respectfully advise the Staff that we believe the number of premium subscribers has historically been the primary driver of the increase in Premium Subscriptions revenue. However, the subscriptions are purchased across a wide range of products and price points, and these factors also impact Premium Subscriptions revenue. For example, in our Form 10-K for fiscal 2012, we disclosed that Sales Navigator, a product in Premium Subscriptions, is continuing to grow at a faster rate than our other Premium Subscription products. Further, as discussed on the Conference Call, we intend to provide increased narrative disclosure in our future filings around key revenue drivers. These drivers may include changes in the number of premium subscribers, the introduction of significant new products, significant changes in the product mix, and significant shifts in the price points of these products. In future filings, beginning with our Form 10-Q for the quarter ending September 30, 2013, we will clarify the discussion around Premium Subscriptions revenue, which will include clearer discussion of the correlation between the increase in member engagement and the number of premium subscribers.

4.
In addition, in your response to prior comment 3 you indicate that you review revenue by individual Premium Subscription product when analyzing your Premium Subscriptions revenue stream. Please provide us with the breakdown of this revenue stream by Premium Subscription product for the last two fiscal years and the subsequent interim periods and explain how changes in product mix impacted such revenues. Also, tell us your consideration to provide quantifiable information relating to your Premium Subscription product mix in future filings or explain further why you do not believe this information is meaningful to investors.

We note the Staff’s comment and respectfully refer to our response to Comment No. 3 above.

* * * * *

Securities and Exchange Commission
August 29, 2013

The Company also acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 687-3600. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

LINKEDIN CORPORATION

/s/ Erika Rottenberg

Erika Rottenberg
Vice President, General Counsel and Secretary

cc: Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation